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                                                                    EXHIBIT 99.9

                                   CONVERSION

                                       of

        Shares of Preferred Stock (Represented by Depositary Shares) and
                   Tender of Resulting Shares of Common Stock

                                       of

                      SENSORMATIC ELECTRONICS CORPORATION

                                       to

                        TYCO ACQUISITION CORP. XXIV (NV)
              a Wholly Owned Subsidiary of Tyco International Ltd.

                        In Exchange for Common Shares of

                            TYCO INTERNATIONAL LTD.

 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 6:00 P.M., NEW YORK CITY TIME,
           ON MONDAY, OCTOBER 1, 2001, UNLESS THE OFFER IS EXTENDED.


                                                                 August 23, 2001

To Brokers, Dealers, Commercial Banks, Trust Companies And Other Nominees:

   We are delivering this letter to you in connection with the Depositary Shares ("Depositary Shares"), each representing a one-tenth interest in a share of 6 1/2% Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of Sensormatic Electronics Corporation, a Delaware corporation ("Sensormatic"). This letter and the accompanying materials provide a procedure for owners of the Depositary Shares representing Preferred Shares to participate in the exchange offer for shares of the common stock, par value $0.01 per share (the "Common Shares") of Sensormatic described below.

   Tyco Acquisition Corp. XXIV (NV), a Nevada corporation ("Tyco Acquisition") and a wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), has made an offer to exchange a fraction of a common share, par value $0.20 per share, of Tyco for each outstanding Common Share, upon the terms and subject to the conditions contained in the prospectus, dated August 23, 2001 (the "Prospectus"), and in the related letter of transmittal for tendering Common Shares and in any amendments and supplements thereto which collectively constitute the "Offer." The terms and conditions of the letter of transmittal for tendering Common Shares, insofar as they are relevant to the holders of Preferred Shares who wish to convert and tender their Preferred Shares using the enclosed notice of conversion and letter of transmittal, are set forth in such document.

   In the Offer, each Common Share will be exchanged for a fraction of a Tyco common share having a value of $24.00 (determined as described in the Prospectus), unless the Tyco average share price (determined as described in the prospectus) is less than $46.25, in which case Tyco may terminate the merger agreement unless Sensormatic's board of directors agrees that the exchange ratio to be used in the transaction will be fixed at 0.5189 Tyco shares for each outstanding Common Share. In such event Sensormatic Common Stockholders would receive a fraction of a Tyco common share valued, based on such average share price, at less than $24.00 for each Common Share. The Offer is made pursuant to the agreement and plan of merger, dated as of August 3, 2001, between Tyco Acquisition and Sensormatic, including a guarantee of Tyco, which is annexed to the Prospectus. The merger agreement provides that following the completion of the Offer and the satisfaction or waiver of all conditions set forth in the merger agreement, Sensormatic will be merged with and into Tyco Acquisition, which will continue as a wholly owned subsidiary of Tyco. The Offer is subject to several conditions set forth in the merger agreement.

   The initial date and time of the expiration of the Offer are set forth above. The expiration time may be extended under the circumstances described in the Prospectus. After Tyco Acquisition's initial acceptance of Common Shares in the Offer, Tyco Acquisition may, but is not required to, extend the Offer for one or more periods totaling between three and 20 business days. This period or periods is referred to as a "subsequent offering period." In connection with the Offer, we have delivered to you copies of the Prospectus, the related letter of transmittal and other documents related to the Offer.

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   The Offer is not being made for Preferred Shares. If your clients who own
Depositary Shares wish to participate in the Offer, the Preferred Shares represented by the Depositary Shares must be first converted into Common Shares and the Common Shares issuable on conversion tendered in the Offer. To assist owners of Depositary Shares that wish to participate in the Offer, Sensormatic and Tyco Acquisition have arranged a procedure whereby the owners of Depositary Shares can deliver their shares for conversion, subject to the acceptance of Common Shares for exchange in the Offer, and tender the Common Shares issuable on conversion in a single step. Sensormatic has appointed Mellon Investor Services LLC, which also serves as exchange agent for the Offer, as its conversion agent for this procedure. In order to use this procedure, owners of Depositary Shares must deliver, or direct their nominee who is a participant in the Depository Trust Company to deliver, the Depositary Shares to the conversion agent in accordance with the procedure described in the notice of conversion and letter of transmittal that accompanies this letter. Holders of Depositary Shares who use this procedure and who would otherwise be entitled to receive the dividend on the underlying Preferred Shares payable on October 1, 2001 will receive this dividend, as described below.

   For your information and for forwarding to your clients for whom you hold Depositary Shares in your name or in the name of your nominee, we are enclosing the following documents:

  . the Prospectus;

  . the notice of conversion and letter of transmittal for your use in delivering the Depositary Shares and converting the Preferred Shares, subject to and upon acceptance of Common Shares for exchange in the Offer, and tendering the Common Shares issuable upon such conversion in the Offer (facsimile copies of the notice of conversion and letter of transmittal with manual signature(s) or an agent's message may be used to convert Preferred Shares and to tender the underlying Common Shares);

  . the notice of guaranteed delivery to be used to deliver Depositary Shares if the procedures for book-entry transfer cannot be completed by the expiration time of the Offer;

  . a printed form of letter which may be sent to your clients for whose accounts you hold Depositary Shares representing Preferred Shares in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to conversion of the Preferred Shares and the tender of the Common Shares issuable upon such conversion under the procedure provided in the notice of conversion and letter of transmittal; and

  . a return envelope addressed to the conversion agent for your use only.

   Please note the following:

  . The conversion of Preferred Shares will be effected and become irrevocable only as follows:

   . if the Depositary Shares representing Preferred Shares are duly delivered for conversion prior to the time at which Tyco Acquisition first duly accepts for payment any Common Shares tendered pursuant to the Offer, such conversion will be effective, and the resulting Common Shares will be deemed to be tendered in the Offer, as of immediately prior to that initial acceptance (which will not be prior to the initial expiration time set forth above); or

   . if the Depositary Shares representing Preferred Shares are delivered during any subsequent offering period, such notice of conversion will be effective immediately upon due surrender, and the resulting Common Shares will be deemed to be immediately tendered in the Offer; and

   . the dividend due to paid on the Preferred Shares on the October 1, 2001 dividend payment date will have been paid as described below.

  . Pursuant to the Certificate of Designations of the Preferred Shares, the next dividend to be paid on the Preferred Shares is payable on October 1, 2001, and the record date for entitlement to this dividend will be September 21, 2001. Conversion of any Preferred Shares through the procedure described in the notice of conversion and letter of transmittal will not occur unless and until this dividend is first paid, such that holders of Preferred Shares as of the record date who convert their Preferred Shares and tender the Common Shares issuable upon such conversion in the

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   Offer will receive this dividend whether or not such conversion is effected and prior to such conversion if it is effected.

  . The conversion will be deemed not to occur if Tyco Acquisition does not accept any Common Shares in the Offer. If the conversion does not occur, all Depositary Shares delivered for conversion will be returned to their holders promptly following the expiration time or termination of the Offer.

  . Other than during a subsequent offering period, any Depositary Shares representing Preferred Shares delivered for conversion pursuant to the procedure provided in the notice of conversion and letter of transmittal may be withdrawn at any time prior to the expiration time of the Offer. For any withdrawal to be effective the holder must follow the procedures for withdrawal described in the notice of conversion and letter of transmittal.

  . Depositary Shares must be surrendered to the conversion agent in integral multiples of ten (10).

  . The conversion price for the Preferred Shares is $19.52 and the liquidation preference is $25.00 per Depositary Share and $250.00 per Preferred Share, resulting in a conversion ratio of approximately 1.28 Common Shares for each Depositary Share and approximately 12.8 Common Shares for each Preferred Share. Your clients may convert Preferred Shares into Common Shares at any time pursuant to the terms of the Preferred Shares without participating in the procedure provided in the enclosed notice of conversion and letter of transmittal.

  . If Common Shares are accepted for exchange in the Offer, Sensormatic has agreed to call for redemption all then outstanding Preferred Shares. If any Preferred Shares are outstanding at the time of initial acceptance of the Common Shares, Sensormatic will mail a notice of redemption no later than one business day after such date. The redemption date will be the thirtieth day after the mailing of such notice and the redemption price will be 103.71% of the liquidation preference plus accrued and unpaid dividends.

  . The consideration per Common Share pursuant to the Offer is a fraction of a Tyco common share having a value of $24.00, determined as described in the Prospectus. However, in certain circumstances also described in the Prospectus the consideration per Common Share may be a fraction of a Tyco common share having less than $24.00 in value.

  . The Offer and withdrawal rights for Common Shares tendered in the Offer will expire at 6:00 p.m., New York City time, on Monday, October 1, 2001, unless the Offer is extended.

  . The Offer is conditioned upon various conditions which are set forth in the Prospectus, including (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer that number of Common Shares which represent at least a majority of the total issued and outstanding Common Shares on a fully-diluted basis, and (2) the expiration or termination of the waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and similar material antitrust laws of non-U.S. jurisdictions that are applicable to the Offer.

  . No fraction of a Common Share issuable upon conversion or of a Tyco common share will be issued, and cash will be paid in lieu of such fractions to which a stockholder would be entitled.

   For you, on behalf of your clients, to validly deliver Depositary Shares for conversion and tender the Common Shares issuable upon conversion pursuant to the Offer:

  . a book-entry confirmation of receipt must be received by the conversion agent before the expiration time of the Offer and an agent's message or the notice of conversion and letter of transmittal, properly completed and duly executed, and any other required documents, must be received by the conversion agent before the expiration time of the Offer; or

  . you must comply with the guaranteed delivery procedures specified in the notice of conversion and letter of transmittal if it is impracticable for you to deliver Depositary Shares to the conversion agent prior to the expiration time of the Offer.

   Neither Tyco Acquisition nor Sensormatic nor any of their respective officers, directors, stockholders, agents or other representatives will pay any fees or commissions to any broker or dealer or other person in connection with the conversion of Preferred Shares or the solicitation of tenders of Common Shares pursuant to the Offer, except that Tyco Acquisition

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will pay the fees and expenses of the information agent and the exchange agent for the Offer, and Sensormatic will pay the fees and expenses of the conversion agent. Tyco Acquisition will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling costs incurred by them in forwarding the enclosed materials to their customers.

   We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights for the Offer expire at 6:00 p.m., New York City time, on Monday, October 1, 2001, unless the Offer is extended.

   Any inquiries you may have with respect to the Offer or the procedure for converting Preferred Shares and tendering the underlying Common Shares should be addressed to, and additional copies of the enclosed materials may be obtained from, the information agent at its address and telephone number set forth on the back cover of the prospectus.

                                         Very truly yours,

                                         SENSORMATIC ELECTRONICS CORPORATION

                                         TYCO ACQUISITION CORP. XXIV (NV)

   NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS THE AGENT OF TYCO, TYCO ACQUISITION, SENSORMATIC, THE INFORMATION AGENT, THE CONVERSION AGENT, THE EXCHANGE AGENT OR ANY OF THEIR AFFILIATES, OR AUTHORIZE YOU OR ANY OTHER PERSON TO MAKE ANY STATEMENT OR FURNISH ANY DOCUMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE CONVERSION PROCEDURES PROVIDED HEREIN OR THE OFFER OTHER THAN TO FURNISH THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.

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